[Letterhead of Baker & McKenzie LLP]

March 17, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:  Thomas Kluck

Re:	Redwood Mortgage Investors IX, LLC
Amendment No. 2 to the Registration Statement on Form S-11
Initially Filed November 18, 2008
File No. 333-155428

Dear Mr. Kluck:

On behalf of Redwood Mortgage Investors IX, LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter dated February 20, 2009 relating to the Company’s Registration Statement on Form S-11 (File No. 333-155428) (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and for the convenience of the Staff, we are providing copies of this letter and marked copies of Amendment No. 2 to Mr. Dang by overnight delivery.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 2.

Prospectus Cover Page

1.
We note your response to comment 5 of our letter dated December 23, 2008.  Because of the nature of your arrangement, you will not have the commissions available when making investments upon sales of your securities.  As such, please revise to include the selling commissions in the table and calculation of the proceeds to the company.

We make reference to our telephone conversation with Mr. Duc Dang on February 27, 2009 in regards to this comment.  Pursuant to such call and subsequent communications with Mr. Dang, we have been advised that the Staff will not object to the exclusion of the formation loan as a selling commission from the table and calculation of the proceeds to the Company on the prospectus cover page.  At the request of Mr. Dang, we have included additional footnote disclosures relating to the formation loan on the prospectus cover page and under Table I (Experience in Raising and Investing Funds) beginning on page 138 of the prospectus.

As discussed with Mr. Dang, all selling commissions are paid by Redwood Mortgage Corp (“RMC”).  They are not paid by investors or the Company.  RMC uses the formation loan from the Company to make such payments.  The formation loan is documented and is a firm and binding obligation.

Per Mr. Dang’s request, we have set forth below a summary of the facts and points we discussed with Mr. Dang in support of our position that the formation loan is not a selling commission and accordingly, should not be included in the table on the prospectus cover page.

Following are some of the pertinent facts discussed with Mr. Dang:

•
Since 1986, RMC has sponsored and managed three prior publicly offered mortgage programs – Redwood Mortgage Investors VI (“RMI VI”), Redwood Mortgage Investors VII (“RMI VII”), and Redwood Mortgage Investors VIII (“RMI VIII”) – each with the same formation loan arrangements as the Company.  These prior programs collectively sold over $330 million in units over eight separate public offerings (six offerings by RMI VIII and one offering each by RMI VI and RMI VII).

•
Each of these public offerings was reviewed, approved and declared effective by the SEC.  In connection with these offerings, the SEC did not request that the formation loan be included in the prospectus cover table or elsewhere in the prospectus as a selling commission.

•	All SEC filings (including 10-Ks and other periodic filings) made by RMI VI, VII and VIII from 1986 to the present have consistently described the formation loan arrangements in the above manner.

•
RMC has repaid in full and in a timely fashion all amounts due under the formation loans for RMI VI and VII.  RMC has timely made all installment payments required to date under the formation loan for RMI VIII.

Based on the foregoing facts, we believe the formation loan should not be treated as a sales commission for the following reasons:

First, the formation loan is a loan – a “use of proceeds” – that is based on a firm and binding agreement, and which RMC has consistently repaid.

The formation loan is a loan used to pay selling commissions but it is not itself a selling commission.  Rather, the formation loan is a “use of proceeds.”

Notwithstanding the “unsecured, non-interest bearing and non-guaranteed” nature of the formation loan, RMC has a firm commitment and obligation to repay the formation loan in accordance with the repayment schedule and other terms of the formation loan.

The formation loan will be evidenced by a promissory note executed and delivered by RMC in favor of the Company.  A copy of the formation loan promissory note is filed as Exhibit 10.6 to Amendment No. 2.  The promissory note expressly provides that any failure by RMC to pay when due all or any portion of the principal amount of the note constitutes an “event of default” under the promissory note.  Upon an event of default, the Company may (i) declare the entire unpaid principal balance of the note and all other sums due under the note to be immediately due and payable; and (ii) pursue any and all available remedies.

Pursuant to the promissory note, the formation loan may be “forgiven” in only very limited (and highly unlikely) circumstances – specifically, if all or any of the initial managers of the Company are removed as a manager by a majority vote of the members, and either (i) the successor manager uses another loan brokerage firm for the placement or servicing of loans, or (ii) no successor manager is elected and the Company is liquidated.

We note that neither RMC nor the other manager, Gymno Corporation, has the ability to control or dictate whether any of the events triggering a “forgiveness” of the loan transpires.  Rather, it is the members of the Company who have that authority.  A majority vote of the members is required to remove RMC or Gymno Corporation as a manager and then either (i) such members must elect not to (or fail to) designate a successor manager, or (ii) the successor manager designated by the members must decide to use another loan brokerage firm for the placement or servicing of loans.

Furthermore, RMC has a demonstrated history of repaying formation loans.  RMC has repaid in full and in a timely fashion all amounts due under the formation loans for RMI VI and VII.  In addition, RMC has timely made all installment payments required to date under the formation loan for RMI VIII.  There are no conditions or events that would give rise to any doubt regarding RMC’s ability to repay all remaining installment payments under the formation loan for RMI VIII.

Finally, RMC is well-capitalized (see financial statements of RMC included in the prospectus) and is in a financial position to fully repay the formation loans to RMI VIII, as well as to the Company.

Second, it would be inconsistent with past practices and disclosures to characterize the formation loan as a selling commission.

As indicated above, since 1986, RMC has sponsored and managed three public mortgage programs (RMI VI, VII and VIII) with the same formation loan arrangements as the Company.  The current description of the formation loan arrangements in the prospectus are consistent with disclosures approved by the SEC in the prospectuses of the prior public programs sponsored by RMC.  The registration statements for each of these prior offerings were reviewed, approved and declared effective by the SEC.  The SEC did not require any of these prior programs to include the formation loan as selling commissions in the table on the prospectus cover page.

In addition, all SEC filings (including 10-Ks and other periodic filings) made by RMI VI, VII and VIII from 1986 to the present have consistently described the selling commissions and formation loan arrangements in the above manner.  Changes in the description and characterization of the selling commissions and the formation loan arrangement in the Company’s prospectus would create inconsistencies with their descriptions in the prospectuses and SEC filings of publicly offered mortgage programs previously sponsored by RMC.

Third, characterizing the formation loan as a selling commission could mislead investors into believing that the Company is selling a “load” product.

We submit that including the formation loan as a selling commission on the prospectus cover page would mislead investors into thinking that the Company is selling a “load” product.  As with all public mortgage programs it has previously sponsored, RMC has structured the offering of units by the Company as a “no load” product.

A “no load” product benefits investors, since the selling commissions are not paid out of the offering proceeds (rather, in the case of the Company, the selling commissions are paid by RMC).  As a result, a greater portion of the offering proceeds are ultimately available for making loans, thus potentially increasing the profits realized by investors over time.

Compensation to our Managers and their Affiliates, page 10

2.
Please remove the footnote disclosure here as it already appears later in your full discussion of the compensation and fees on page 44.  Instead, please provide a cross reference to the footnote disclosures that begin on page 48.

In response to the Staff’s comment, we have revised the disclosure under the caption “Summary of the Offering—Compensation of Our Managers and Their Affiliates” on page 13 of the prospectus to remove the footnote disclosures and have inserted in their place a cross reference to the footnote disclosures under the caption “Compensation of Our Managers and Their Affiliates” that begin on page 46 of the prospectus.

Capital Account, page 16

3.
We note the revised disclosure briefly discussing the capital accounts.  Here or in the appropriate section, please revise to clarify why investors that do not use a participating broker dealer will have a larger capital account than investors that use a participating broker dealer, assuming both make equal investments.

In response to the Staff’s comment, we have revised the disclosure under the caption “Summary of Limited Liability Company Operating Agreement—Capital Account” on page 90 of the prospectus.

We supplementally advise the Staff that the Offering is structured to provide for payment of sales commissions to broker-dealers by RMC and not by our members.  This results in a benefit to a member equal to the amount of the sales commission that would otherwise be payable directly by the member.  If a member does not use a broker-dealer, but effects an unsolicited purchase through a registered investment advisor or otherwise, then the amount of the sales commission that would otherwise have been payable to a broker-dealer is credited to the capital account of that member.  The Company adopted this approach so that each member is treated equally and receives the same benefit regardless of whether the member’s purchase is made through a broker-dealer.

Unit Redemption Program, page 16

4.	Please revise to clarify if there is any limitation on the source of funds used to satisfy redemption requests.

In response to the Staff’s comment, we have revised the disclosure under the caption “Summary of the Offering—Unit Redemption Program” on page 16 of the prospectus to clarify that the source of funds used to satisfy redemption requests is limited to company cash flow available after certain other specified expenses have been covered.

5.
We note your response to comment 15 that all redemptions will be honored pro rata.  Please clarify how unfulfilled redemption requests are treated relative to requests that are made in subsequent quarters.

In response to the Staff’s comment, we have revised the disclosures under the captions “Summary of the Offering—Unit Redemption Program” on page 16 of the prospectus and “Transfer of Units—Unit Redemption Program” on page 97 of the prospectus to clarify that unfulfilled redemption requests carried over from a prior quarter will not receive priority over redemption requests received by our managers in subsequent quarters.

Risk Factors, page 19

Use of Borrowed Money May Reduce Our Profitability or Cause Losses Through Liquidation, page 27

6.
We note your response to comment 22.  To the extent that the second criteria (50% of aggregate fair market value) becomes the applicable limitation, it would allow your debt level to approximate 100% of your net asset value.  As such, we reissue our prior comment.

In response to the Staff’s comment, we have revised the disclosure under the caption “Risk Factor—Use of Borrowed Money May Reduce Our Profitability or Cause Losses Through Liquidation” on page 25 of the prospectus, as well as throughout the prospectus, to clarify the Company’s leverage policy. As disclosed in the prospectus, as amended, the managers may not leverage more than, and the Company’s total indebtedness may not at any time exceed, 50% of members’ capital.

Investment of Subscriptions, page 40

7.
We note your response to comment 32.  We also note that paragraph 4 of your subscription agreement states that investors’ proceeds will be held by the managers until they are admitted as members when their funds are needed to fund your operations.  Please revise to clarify whether the funds held pending admittance are considered an asset or liability of the registrant.

In response to the Staff’s comment, we have revised the disclosure under the caption “Terms of the Offering—Investment of Subscriptions” on page 38 of the prospectus.

Use of Proceeds, page 41

8.
We note your response to comment 10.  Please remove the row which discloses the total amount available for investment after repayment of the formation loan since it is unsecured, interest free, not guaranteed, may be forgiven and is reduced by redemptions.  Instead, you should rely on footnote three to clarify the nature of the formation loan and the fact that you may receive all the commissions paid after a 10 year period.  You will be able to update the status of formation loan repayments in your updates pursuant to Section 20.D of Industry Guide 5.

Reference is made to our response to the Staff’s comment 1 above.  For the reasons described therein, we believe it would be inappropriate to remove the row which discloses the “Total Amount Available for Investment after Repayment of Formation Loan.”  Notwithstanding the “unsecured, non-interest bearing and non-guaranteed” nature of the formation loan, RMC has a firm commitment and obligation to repay the formation loan in accordance with the repayment schedule and other terms of the formation loan, as further described in our response to comment 1 above.

As disclosed in footnote (3) to the “Use of Proceeds” table and elsewhere throughout the prospectus, during the offering period, RMC will repay annually, one tenth of the principal balance of the formation loan as of December 31 of the prior year.  Upon completion of the offering, the formation loan will be amortized over 10 years and repaid in 10 equal annual installments.  We believe that the inclusion of the row disclosing the “Total Amount Available for Investment after Repayment of Formation Loan” is appropriate and not misleading, since the proceeds from the repayment of the formation loan will eventually be available to the Company for investment in mortgage loans.

We note the Staff’s concern that the formation loan may be forgiven.  However, as described in our response to the Staff’s comment 1 above, the formation loan may only be “forgiven” in very limited and rare circumstances that are outside the control of the managers.

We also note the Staff’s concern that the formation loan will be reduced by redemptions.  As noted during our telephone conference with Mr. Dang, however, the formation loan will be reduced only by a portion of the early redemption penalties paid to the Company, rather than by the overall redeemed amount.

Finally, we note that the current disclosures in the “Use of Proceeds” table and footnotes are consistent with similar disclosures set forth in the prospectuses and other SEC filings of prior public mortgage programs sponsored by RMC.  (See, for example, the post-effective amendments to the registration statements filed by RMI VIII.)  As is the case with prior public mortgage programs sponsored by RMC, the Company will provide, on an ongoing basis, updates as to the status of formation loan repayments in its periodic filings with the SEC.

9.
We note the additional disclosure that “initially, a minimum of 90.8% of the proceeds will be used” in your operations.  Please revise the percentage to reflect 88.5% since the DRIP proceeds are not available “initially” and are only available once you begin providing distributions.

In response to the Staff’s comment, we have revised the disclosure under the captions “Summary of the Offering—Use of Proceeds” on page 7 of the prospectus and “Use of Proceeds” on page 38 of the prospectus.

Operating Stage, page 45

10.
We note your response to comment 34 and disagree.  Where the fees are transactional, provide the estimated amounts payable in the aggregate and on a leveraged and unleveraged basis.  Please refer to Section 4.B of Industry Guide 5.  Once you have aggregated the fees, you should clarify in a footnote that you would be able to earn additional fees because of your ability to redeploy repaid loans every five years or so.

In response to the Staff’s comment, we have revised the disclosures under the captions “Summary of the Offering—Compensation of Our Managers and Their Affiliates” beginning on page 9 of the prospectus and “Compensation of Our Managers and Their Affiliates—Operating Stage” beginning on page 41 of the prospectus.

11.	The yearly or rolling fees that are able to be estimated should also be disclosed on a leveraged and unleveraged basis. Please revise accordingly.

In response to the Staff’s comment, we have revised the disclosures under the captions “Summary of the Offering—Compensation of Our Managers and Their Affiliates” beginning on page 9 of the prospectus and “Compensation of Our Managers and Their Affiliates—Operating Stage” beginning on page 41 of the prospectus.

12.
On page 97, we note that you will provide operating expense reimbursements to your managers that will include salaries for personnel.  Considering your managers are already entitled to various fees, including an asset management fee, any reimbursements of salaries made to your managers are considered compensation to them.  Please revise to include the operating expense as a separate item in this table.

In response to the Staff’s comment, we have revised the disclosures under the captions “Summary of the Offering—Compensation of Our Managers and Their Affiliates” beginning on page 11 of the prospectus and “Compensation of Our Managers and Their Affiliates—Operating Stage” beginning on page 44 of the prospectus.

13.	We note the reference to “such loan” in describing the loan servicing fee. Please revise to clarify if your managers will service all of your loans.

In response to the Staff’s comment, we have revised the disclosure under the caption “Compensation of Our Managers and Their Affiliates—Operating Stage” beginning on page 46 of the prospectus to clarify our managers will service all of our loans.

14.
We note the row disclosing the 1% interest in profits, losses and distributions of earnings and cash available for distributions.  Please revise to clarify if the 1% is of each item.  To the extent that you incur losses but declare distributions or have cash available, are your managers entitled to 1% of those figures?  In the appropriate sections, please clarify how profits and losses affect the capital account of the managers.

In response to the Staff’s comment, we have revised the disclosure under the captions “Summary of the Offering—Compensation of Our Managers and Their Affiliates” on pages 9 and 12 of the prospectus and “Compensation of Our Managers and Their Affiliates—Operating Stage” beginning on page 45 of the prospectus to clarify the managers receive 1% of each of profits and losses.  In addition, in response to the Staff’s comment, we have revised the disclosure under the caption “Selected Ownership of Certain Beneficial Owners and Management” beginning on page 58 of the prospectus to clarify how profits and losses affect the capital accounts of the managers.

Prior Performance Summary, page 56

15.
We note your response to comment 39.  Please limit the narrative summary of public and non-public programs to those of which the offerings closed in the last 10 years.  We also note your disclosure on page 56 that since 1978, your managers have sponsored nine other programs.  Please revise to clarify the number of programs sponsored by your managers within the last 10 years.

In response to the Staff’s comment, we have revised the disclosure under the caption “Prior Performance Summary—Experience and Background of Our Managers and Their Affiliates” on page 53 of the prospectus.

16.
We note the revised disclosure that during the last 10 years your managers’ programs raised $274,279,000.  Please revise to disclose the number of investors that provided those funds.  Also, disclosure provided in the third paragraph should be separated by public and non-public programs.  As currently provided, it is not clear if the noted raised figure is for both public and private programs.  Please revise to clarify.

In response to the Staff’s comment, we have revised the disclosure under the caption “Prior Performance Summary—Experience and Background of Our Managers and Their Affiliates” on page 53 of the prospectus.

17.	We note your response to comment 40. Please revise to clarify the amount of leverage used in RMI VIII and other prior programs disclosed in this section.

In response to the Staff’s comment, we have revised the disclosure under the captions “Prior Performance Summary—Publicly Offered Mortgage Programs” on page 54 of the prospectus and “Prior Performance Summary—Ongoing, Privately Offered Mortgage Programs” on page 55 of the prospectus.

18.
We note your response to comment 41; however, it is not clear how the yield disclosure is necessary to make your other disclosure not misleading.  Please refer to the introductory discussion in Item 8 of Industry Guide 5.  We further note that the disclosure about the distribution history of your programs should already be included in the prior performance tables.  As such, to the extent relevant, investors will have access to such information.  Please remove the noted disclosure or provide a further explanation.

In response to this comment, we note that the introductory discussion in Item 8 of Industry Guide 5 states that “[s]ponsers are urged not to include in the prospectus information about prior performance beyond that required by the Guide….” (emphasis added).  The standard is volitional – sponsers are “urged” but not prohibited from setting forth non-required performance information.

Section 8.A.1 of Guide 5 further states that the narrative summary “should include at least” eight designated factors and the SEC’s proposing release indicates that such factors are non-exclusive.  Release No. 33-6354 (October 7, 1981) (the “Guide 5 Release”) at II.A.2. (The Narrative Summary).

The Guide 5 Release recognized that for blind pools, “a critical area of disclosure” is “the performance and success of the sponsor’s previous programs.”  Guide 5 Release at II.A.2.  Since the Company is a blind pool with investment objectives that are similar to the managers’ prior programs, we believe that the performance and success of those prior programs, as reflected by their investment yields, is important information for investors to consider.

According to the Guide 5 Release, Guide 5 seeks to limit the performance disclosure in the prospectus in order, among other things,  to decrease the length and complexity of such disclosure, and the release cites instances of such disclosure spanning “50 to 80 prospectus pages.”  Guide 5 Release at II.A.  The substance and form of the annualized yield disclosure that we have included is neither lengthy nor complex.  We have reduced such disclosure to one sentence for each prior program.

As the yield disclosure is a critical area for investors to consider and is presented in a short, one sentence per program format, we respectfully request that such information be retained in the prospectus.

Investment Objectives and Criteria, page 66

19.
We note your disclosure that total indebtedness may not exceed the lesser of 50% of the gross offering proceeds or the aggregate fair market value of your loan portfolio.  Please revise to clarify how the fair market value of your loan portfolio is determined.

As is noted in our response to the Staff’s comment 6 above, we have revised the disclosure throughout the prospectus to clarify the Company’s leverage policy to reflect that the managers may not leverage more than, and the Company’s total indebtedness may not at any time exceed, 50% of members’ capital.  Because the Company’s leverage policy, as clarified, is no longer determined by reference to the fair market value of our loan portfolio, we assume the requested disclosure is no longer at issue.

Amendment, page 100

20.
We note your response to comment 55.  It appears there are circumstances where modification of compensation arrangements would be beneficial to your managers.  As such, please revise to clarify whether member approval is needed for compensation modifications.

In response to the Staff’s comment, we have revised the disclosure under the caption “Summary of Limited Liability Company Operating Agreement—Amendment” on page 94 of the prospectus to clarify that member approval is required for compensation modifications.

Prior Performance Tables, page 145
Table I, page 145

21.
We note your response to comment 62.  Because of the unsecured, no interest unguaranteed nature of the loan, it does not appear appropriate to include those figures in the amount used for investment and exclude them from the appropriate line item.  We also note disclosure throughout this document that the formation loan is reduced by redemptions and may be forgiven.  Also, you respond that RMC uses the proceeds of the formation loan to pay the selling commissions.  The loan itself appears to come from the programs.  We reissue the prior comment.

Reference is made to our response to the Staff’s comment 1 above.  For the reasons described therein, we believe it would be inappropriate to include the formation loan as a selling commission in Table I of the Prior Performance Tables.   In particular, the current characterization of the formation loan arrangements in Table I (i.e., as an exclusion from the “selling commissions” line item) is not only appropriate, but also consistent with disclosures approved by the SEC in prior prospectuses, 10-Ks and other SEC filings made by RMI VIII over the past 16 years.  Changes in the description and characterization of the formation loan as a selling commission in Table I would create inconsistencies with their descriptions in the prospectuses and SEC filings of RMI VIII and other publicly offered mortgage programs previously sponsored by RMC.

Based on our conversations with Mr. Dang, it is our understanding that the Staff will not object to the current disclosures in Table I.  At the request of Mr. Dang, however, we have included additional footnote disclosures in Table I beginning on page 138 of the prospectus.

22.	The amount raised should constitute 100% and the rest of the rows should be based on that figure. Please revise this table accordingly.

In response to the Staff’s comment, we have revised Table I (Experience in Raising and Investing Funds) beginning on page 138 of the prospectus so that the Dollar Amount Raised equals 100% and the items disclosed following the Dollar Amount Raised represent a portion of the Dollar Amount Raised and the percentage disclosed next to each other item represents a fraction of the Dollar Amount Raised.

23.	Please revise to include a row to disclose the percent of leverage used.

In response to the Staff’s comment, we have revised Table I (Experience in Raising and Investing Funds) beginning on page 138 of the prospectus to include a row disclosing the percent of leverage used, along with additional disclosures in a new footnote (2) to the table.

Table III, page 148

24.
We note your response to comment 64 and understand your position.  Please explain your deviations from those outlined in Industry Guide 5.  For instance, please explain the inclusion of the row “increase in liabilities.”  Another example is your omission of the separate “cash generated” rows, except the cash generated from operations and financing.

We supplementally advise the Staff that we have revised Table III (Operating Results of Redwood Mortgage Investors VIII) beginning on page 141 of the prospectus to provide the information in the format requested by Industry Guide 5.  Among other changes, we have revised Table III to exclude the “increase in liabilities” row and to include additional “cash generated” rows.

Undertaking

25.
We note your response to comment 66 regarding the undertaking required by Item 20.D. of Industry Guide 5.  We also note that Item 20.D. refers to offerings in which a material portion of the proceeds is not committed.  Thus, it appears that this item requirement would be applicable to this offering.  We also agree with your response that such disclosure would be limited to significant loans.  Please include accordingly the undertaking required by Item 20.D. of Industry Guide 5.

In response to the Staff’s comment, we have revised the prospectus to include the undertaking required by Item 20.D. of Industry Guide 5 relating to the use of 10% or more of the net offering proceeds in a single commitment on page 215 of the prospectus under the caption “Item 37.  Undertaking” in subparagraph (e).

Exhibits

26.
We note your response to comment 67.  Please be aware that your exhibits were not filed correctly on EDGAR.  They are included as additional pages to the registration statement.  As filed, they are not accessible without actually opening your registration statement and scanning it for the exhibits.  Please contact the Filer Support Branch in the Office of Filings and Information Services at (202) 551-8900.

In response to the Staff’s comment, we have re-filed all exhibits to the Registration Statement so that they are now filed correctly and individually accessible as required.

*  *  *  *  *

Other Matters

Pursuant to Rule 472, Amendment No. 2 is filed herewith in response to the Staff’s comments. The Company confirms that no additional material changes were made in Amendment No. 2 for reasons other than (i) in response to a specific Staff comment, (ii) in response to comments from state securities administrators or (iii) as noted in this response letter.

Should you have any question pertaining to this filing, you may reach the undersigned by telephone at (415) 576-3028 and via facsimile at (415) 576-3099.  Thank you for your assistance.

Very truly yours,

/s/ Stephen J. Schrader
Stephen J. Schrader